Exhibit 21.1

CHINA HEALTH INDUSTRIES HOLDINGS, INC.

LIST OF SUBSIDIAIRES

Name	Place of Incorporation
China Health Industries Holdings Limited	Hong Kong

Harbin Humankind Biology Technology Co. Limited.	People's Republic of China

Heilongjiang Huimeijia Pharmaceutical Co., Ltd.	People's Republic of China